

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Mohammed Irfan Rafimiya Kazi
Chief Executive Officer
Cyber Apps World, Inc.
9436 W. Lake Mead Blvd., Ste. 5-53
Las Vegas NV 89134-8340

  Re: Cyber Apps World, Inc.
  Offering Statement on Form 1-A
  Filed August 7, 2020
  File No. 024-11291

Dear Mr. Kazi:

  We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed August 7, 2020

General

1.   Please confirm that the offering will commence within two days of qualification.

2.   Please revise to confirm, if true, that the financial statements included in this filing have been audited.

3.   In your next amendment, please include a currently dated auditor's consent as an Exhibit to your Form 1-A

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rebecca Fuller, Esq.